UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 12, 2023, the Board of Directors of Visionary Education Technology Holdings Group Inc. (the “Company”) approved, among other things, the appointment of Mr. Charlie Penn as the Chief Operating Officer of the Company, and the expansion of its business.

Exhibit No.	Description

4.1	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Charlie Penn dated September 14, 2023.
99.1	Press Release dated September 21, 2023 Announcing New Businesses and Management Team Changes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: September 21, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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